Filed Pursuant to Rule 253(g)(2)
File No. 024-11163

FUNDRISE BALANCED EREIT II, LLC

SUPPLEMENT NO. 27 DATED JULY 7, 2022
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT II, LLC (“we”, “our” or “us”), dated August 23, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Myrtle Controlled Subsidiary - Myrtle Beach, SC

On June 30, 2022, we acquired ownership of a “majority-owned subsidiary,” FRMF-Myrtle, LLC (the “Myrtle Controlled Subsidiary”), for a purchase price of approximately $2,747,500, which is the initial stated value of our equity interest in a new investment round in the Myrtle Controlled Subsidiary (the “Myrtle Balanced eREIT II Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Myrtle Controlled Subsidiary, for a purchase price of approximately $24,727,500 (the “Myrtle Interval Fund Investment” and, together with the Myrtle Balanced eREIT II Investment, the “Myrtle Investment”). The Myrtle Controlled Subsidiary used the proceeds of the Myrtle Investment to acquire one hundred and thirty (130) detached homes located off of Murray Park Loop in Myrtle Beach, SC (the “Myrtle Property”). The Myrtle Property was built in 2021-2022 and was approximately 49% occupied as of the closing date. The Myrtle Balanced eREIT II Investment was funded with proceeds from our Offering, and the closing of the Myrtle Investment and the Myrtle Property occurred concurrently.

The Myrtle Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Myrtle Balanced eREIT II Investment, we have authority for the management of the Myrtle Controlled Subsidiary, including the Myrtle Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by the Myrtle Controlled Subsidiary.

The Myrtle Property was acquired for a total purchase price of approximately $55,500,000, an average of approximately $427,000 per home. We anticipate additional hard costs of approximately $125,000 for miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $1,350,000 bringing the total projected project cost for the Myrtle Property to approximately $56,975,000. To finance the acquisition of the Myrtle Property, a $29,500,000 senior loan with a 3-year term and an interest rate of SOFR + 1.80% with 3-year interest only was secured. The Myrtle Property consists of 3 bedroom homes, ranging from 1,297 square foot to 1,508 square foot. Professional third party property management will be installed to manage the Myrtle Property.

The following table contains underwriting assumptions for the Myrtle Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Myrtle Property	5.25%	3.00%	3.00%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Balanced eREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.